
05009508


ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL 0 5 2005
WASH, D.C. 185 SECTION

Your reference

Our reference AC/jp

Date 07/01/2005

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 1 625 25 24
Dir. fax +41 1 625 34 97
andres.christen
@zurich.com

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Dear Sir and Madam

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services Group completes sale of majority interest in ZC Sterling Corporation"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

Andres Christen

Enclosure

News Release


SEC MAIL PROCESSING
RECEIVED
JUL 0 5 2005
WASH. D.C. 185 SECTION


ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group completes sale of majority interest in ZC Sterling Corporation

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18

Zurich, July 1, 2005 – Zurich Financial Services Group (Zurich) announced the completion of the sale of its equity stake of about 94% in ZC Sterling Corporation to Trident III, L.P., after receiving all approvals of the relevant authorities. This transaction was announced on May 24, 2005. Both parties agreed to keep the value of the transaction confidential.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.